Douglas J. Siddoway
djs@randalldanskin.com

December 3, 2013	VIA ELECTRONIC MAIL

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Revett Minerals Inc.
Amendment No. 3 to Registration Statement on Form S-4/A, filed November 19, 2013
Commission File No. 333-191839 / Our File No. 40247

Dear Mr. Reynolds:

This responds to your November 20th letter concerning Revett Minerals’ Form S-4/A. We appreciate the staff’s prompt turnaround.

Response to Comment 1 - The information required by Item 18(a) (5) (ii) of Form S-4, save only information concerning the security ownership of management (which is addressed below), was previously disclosed. That said, we have revised both the notice of special meeting and the president’s letter to make it more conspicuous. The following table shows where the information was located in the earlier-filed amendment and where it is located in the accompanying amendment.

Information Required by Item 6 of Schedule 14A	Location of Information in Amendment No. 1	Location of Information in Amendment Nos. 3
(a) number of outstanding shares and number of votes to which each class is entitled	Pages 5 and 38 of the Circular	President’s Letter; Notice of Special Meeting; and pages 2 and 54 of the Circular
(b) record date	Notice of Special Meeting and page 2 of the Circular	President’s Letter; Notice of Special Meeting and pages 2 and 54 of the Circular
(c) not applicable
(d) security ownership of certain beneficial owners and management	Page 5 of the Circular (non- management beneficial owners only)	Pages 48 and 49 of the Circular
(e) not applicable

John Reynolds
Division of Corporation Finance
December 3, 2013

The information required by Item 18 (a) (7) of Form S-4 has been added at pages 34 through 50 of the Circular, in the section entitled “Information Concerning the Corporation.” Please note that, in order to avoid duplication, we deleted the beneficial ownership table that previously was set forth in the “Summary” section of the Circular at page 5 and the “Related Party Transactions” subsection of the Circular at page 30. This information is now disclosed in the “Information Concerning the Corporation” section.

The information required by Item 101(a) of Regulation S-K (General Development of Business) is set forth at page 1 of the Circular, in the “Summary – Revett Minerals Inc.” subsection. We would prefer to keep this information in the summary, if possible, and not duplicate it in the “Information Concerning the Company.” If the staff feels differently, however, we will remove the information from the “Summary” section and add it to the forepart of the “Information Concerning the Corporation” in the final prospectus.

The company’s 2012 Form 10-K included a map showing the locations of Troy and Rock Creek. We no longer believe the map is necessary to an understanding of the company’s business and have deleted it. If the staff believes otherwise, we will include it in the final prospectus.

Response to Comment No. 2 - The undertakings required by Item 512(a) and (i) of Regulation S-K have been added.

Response to Comment No. 3 - We have revised the power of attorney to include signature lines for Mr. Shanahan and Mr. Eickerman in their capacities as chief executive officer and chief financial officer, respectively. Both of these officers have signed the power of attorney on behalf of the company in such capacities.

Please contact the undersigned directly if you have further comments or require additional information.

Very truly yours,

RANDALL | DANSKIN, P.S.

/s/ Douglas Siddoway

Douglas Siddoway

cc (via electronic mail):	John Shanahan
Monique Hayes
Pamela Howell